UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 28, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rite Aid Corporation

File No. 001-05742 - CF# 29535

Rite Aid Corporation submitted an application under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on April 29, 2008 and April 17, 2009 and Forms 10-Q filed on January 7, 2009 and January 6, 2010.

Based on representations by Rite Aid Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.25	10-K	April 29, 2008	through March 31, 2018
10.26	10-K	April 29, 2008	through March 31, 2018
10.1	10-Q	January 7, 2009	through March 31, 2018
10.30	10-K	April 17, 2009	through March 31, 2018
10.4	10-Q	January 6, 2010	through March 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel